10-3-94                  General Reporting Rules                      2018-E
                           UNITED STATES                         OMB APPROVAL
                                                                ------------
          SECURITIES AND EXCHANGE COMMISSION       OMB Number:        3235-0058
                 Washington, D.C. 20549
                                                    Estimated average burden
                                              Hours per response..........2.50
                               FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One):[]Form 10-KSB[] Form 20-F [] Form 11-K [X] Form 10-QSB []Form N-SAR

                  For Period Ended:     December 31, 2000
                                   ----------------------
                  [   ] Transition Report on Form 10-K
                  [   ] Transition Report on Form 20-F
                  [   ] Transition Report on Form 11-K
                  [   ] Transition Report on Form 10-Q
                  [   ] Transition Report on Form N-SAR
                  For the Transition Period Ended:
----------------------------------------------------------------------------

 Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I--REGISTRANT INFORMATION

DIGITAL CREATIVE DEVELOPMENT CORPORATION
Full Name of Registrant

ARTHUR TREACHER'S, INC
--------------------------------------------------------------------
Former Name if Applicable

67 Irving Place North, 4th Floor
Address of Principal Executive Office (Street and Number)

New York, New York 10003
City, State and Zip Code

PART II-- RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [ ] (a) The reasons described in reasonable detail on Part III of this form could not be eliminated without unreasonable effort or expense;

     [ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N- SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III- NARRATIVE

State below in reasonable detail why the Form 10-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period, (Attach Extra Sheets if Needed)

         The Form 10-QSB could not be filed within the prescribed time period because the Company restructured certain operations and acquired all of the outstanding capital stock of the entities which own and act as franchisor of the Pudgies Famous Chicken chain in the past quarter.

PART IV-- OTHER INFORMATION

(1)      Name and telephone number of person in regard to this notification

         Steven W. Schuster, Esq.       (212)                448-1100
         -------------------------  ---------------      --------------------
                  (Name)              (Area Code)          (Telephone Number)

     (2) Have all other periodic reports required under Section 1 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer no, identify report(s). X Yes No ----------- ---------------


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
  x  Yes     No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                   See Exhibit A


                                     DIGITAL CREATIVE DEVELOPMENT CORPORATION
                                     ----------------------------------------
                                   (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     February 14,  2001                 By     /s/Gary Herman
---------------------------           -----------------------------------

                                                Gary Herman, Secretary
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                            ATTENTION
------------------------------------------------------------------------------
     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).



                                                GENERAL INSTRUCTION

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments theret shall be filed with each national securities exchanged on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13-(b) of Regulation S-T.

                                                     EXHIBIT A


Fiscal 2000 Three Months

         The Company's reported total revenues of $3.8 million for the three month period ended December 31, 2000 reflected an increase of $245,520 or 6.8%, compared to $3.6 million in the same three month period ended December 26, 1999. This increase was entirely attributable to the sales from fast food chicken restaurants resulting from the acquisition in October, 2000 of the Pudgies Famous Chicken chain. This acquisition contributed a total of $1,140,000 to revenues for the three months ended December 31, 2000.

         The Company's total costs and expenses increased $1.2 million or 33% for the three month period ended December 31, 2000.

         The Company's net loss (before preferred dividends) for the three month period ended December 31, 2000 was $684,000 compared to a loss of $52,000 (before preferred dividends) in the three month period ended December 26, 1999.


Fiscal 2000 Six Months

         The Company's total revenues of $6.9 million for the six month period ended December 31, 2000 reflected a decrease of $603,000 or 8% compared to $7.5 million in the same six month period ended December 26, 1999. This decrease is primarily attributable to the franchising of Company owned restaurants to existing franchisees.

         The Company's total costs and expenses increased $565,200 or 7% for the six month period ended December 31, 2000.

         The Company's net loss (before preferred dividends) for the six month period ended December 31, 2000 was $1.1 million compared to a loss of $273,000 (before preferred dividends) in the prior period.